

SEC 02004847 COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
MAR 1 1 2002
WASH, D.C. SECTION
354

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SEC FILE NUMBER
8-44678

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Variable Capital Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

First Variable Capital Services, Inc.
(No. and Street)

P. O. Box 830765	Birmingham, AL	35283-0765
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Keeley (205) 868-4425
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name — *if individual, state last, first, middle name*)

303 East Wacker Drive	Chicago,	IL	60601
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Jim Massengale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Variable Capital Services, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Jan. 23, 2003
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST VARIABLE CAPITAL SERVICES, INC.

Table of Contents



303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors and Stockholder of
First Variable Capital Services, Inc.:

We have audited the accompanying statement of financial condition of First Variable Capital Services, Inc. (the Company), a wholly owned subsidiary of First Variable Life Insurance Company, as of December 31, 2001 and the related statements of operations and changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Variable Capital Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 21, 2002

FIRST VARIABLE CAPITAL SERVICES, INC.

Statement of Financial Condition

December 31, 2001

Assets

Cash	$	13,170
	$	13,170

Stockholder's Equity

Stockholder's equity:		
Common stock, without par value (stated value of $1 per share) – 1,000 shares authorized, 100 shares issued and outstanding	$	100
Additional paid-in capital		9,900
Retained earnings		3,170
Total stockholder's equity	$	13,170

See accompanying notes to financial statements.

FIRST VARIABLE CAPITAL SERVICES, INC.

Statement of Operations and Changes in Stockholder's Equity

Year ended December 31, 2001

Revenue – commissions	$	4,841,353
Expenses – commissions		4,841,353
Net income		—
Stockholder's equity at beginning of year		13,170
Stockholder's equity at end of year	$	13,170

See accompanying notes to financial statements.

FIRST VARIABLE CAPITAL SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities – net income	$ —
Net cash provided by operating activities	—
Change in cash	—
Cash at beginning of year	13,170
Cash at end of year	$ 13,170

See accompanying notes to financial statements.

FIRST VARIABLE CAPITAL SERVICES, INC.

Notes to Financial Statements

December 31, 2001

(1) Summary of Significant Accounting Policies

Nature of Business

First Variable Capital Services, Inc. (the Company) is a wholly owned subsidiary of First Variable Life Insurance Company (First Variable), which is a subsidiary of Protective Life Insurance Company (PLICO). On October 1, 2001, all of the outstanding stock of First Variable and its subsidiaries was purchased by PLICO from ILona Financial Group, Inc. The financial statements of the Company do not include any adjustments related to the sale of First Variable to PLICO. The Company is a broker-dealer registered with the National Association of Securities Dealers for the purpose of selling variable life insurance and variable annuity contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated Federal and state income tax returns filed by First Variable. First Variable and its subsidiaries, including the Company, have adopted the policy of allocating income tax expenses or credits based upon the pro rata contribution of taxable income or losses, which generally results in reporting income taxes as though it filed a separate tax return. There were no income taxes incurred or paid by the Company in 2001.

Recognition of Commission Income and Expense

Commission income and expense are recognized when the sales of financial products are settled, which yields results which are materially the same as recognition on a trade-date basis.

Statement of Changes in Subordinated Liabilities

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Securities Exchange Act of 1934 since no such liabilities existed at December 31, 2001, or during the year then ended.

(2) Commission Income

During 2001, the Company earned substantially all of its commissions from affiliated companies.

(Continued)

FIRST VARIABLE CAPITAL SERVICES, INC.

Notes to Financial Statements

December 31, 2001

(3) Net Capital Requirements

As a registered broker-dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1.

At December 31, 2001, the Company had net capital of $13,170, which was $8,170 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0%.

(4) Other Transactions with Parent

The Company has significant transactions with its parent, First Variable. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

In accordance with an administrative services agreement, the Company receives various services without charge from First Variable, including accounting and data processing. All other operating expenses of the Company are also borne by First Variable.

Schedule 1

FIRST VARIABLE CAPITAL SERVICES, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital:		
Common stock	$	100
Additional paid-in capital		9,900
Retained earnings		3,170
		13,170
Net capital requirement		5,000
Excess net capital	$	8,170
Aggregate indebtedness	$	—
Ratio of aggregate indebtedness to net capital	$	—

There is no material difference between the computation of net capital above and that reported by the Company in Part II (unaudited) of Form X-17a-5 as of December 31, 2001

See accompanying independent auditors' report.

Schedule 2

FIRST VARIABLE CAPITAL SERVICES, INC.

Statement Relating to Certain Determinations Required Under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2001

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.	
D. (k)(3) – Exempted by order of the Commission	

See accompanying independent auditors' report.



303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholder of
First Variable Capital Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of First Variable Capital Services, Inc. (the Company) for the year ended December 31, 2001 we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone or than these specified parties.

KPMG LLP

February 21, 2002



FIRST VARIABLE CAPITAL SERVICES, INC.

Financial Statements and Supplemental Schedules

December 31, 2001

(With Independent Auditors' Report Thereon)